FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL	MARY C. JENSEN
CHIEF FINANCIAL OFFICER	DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600	(650) 849-1656

ESSEX ANNOUNCES FOURTH QUARTER AND ANNUAL 2003 RESULTS
FFO Per Share DECREASES 6.7% FOR THE YEAR

Palo Alto, California—February 4, 2004—Essex Property Trust, Inc. (NYSE:ESS), a Real Estate Investment Trust (REIT) with ownership interests in apartment communities located in targeted West Coast markets, today reported operating results for the fourth quarter and year ended December 31, 2003.

Net income for the quarter ended December 31, 2003 totaled $7.8 million, or $0.29 per diluted share, as compared to $9.6 million, or $0.51 per diluted share for the quarter ended December 31, 2002. For the year ended December 31, 2003, net income totaled $37.9 million, or $1.70 per diluted share, compared to $52.9 million, or $2.82 per diluted share, for the year ended December 31, 2002.

Funds From Operations (FFO) for the quarter ended December 31, 2003 totaled $24.4 million, or $0.97 per diluted share, compared to $23.0 million, or $1.09 per diluted share, for the quarter ended December 31, 2002, representing an 11.0 percent decrease in FFO per diluted share. For the year ended December 31, 2003, FFO totaled $100.5 million, a 6.2 percent increase from $94.6 million recorded in the prior year. FFO per diluted share for the year ended December 31, 2003 was $4.20, a 6.7 percent decrease from $4.50 per diluted share for the year ended December 31, 2002.

The following items impacted Essex's financial results during the quarter and for the year ended December 31, 2003:

- For the quarter ended December 31, 2003, the Company incurred a non-cash charge of $961,000, or $0.04 per diluted share, related to the redemption of its 9.125% Series C Cumulative Redeemable Preferred Units, and amortization of the issuance discount on its 7.8125 percent Series F Cumulative Redeemable Preferred stock.
- For the quarter ended December 31, 2003, miscellaneous non-recurring income totaled $430,000 compared to $1,448,000 for the quarter ended December 31, 2002. This represents a reduction of $1,018,000, or $0.04 per diluted share. For the year ended December 31, 2003, miscellaneous non-recurring income was $987,000 compared to $4,941,000 in the prior period. This represents a difference of $3,954,000, or $0.17 per diluted share.

- For the year ended December 31, 2003, the Company reported no gain on sale of real estate, compared to $8,061,000, or $0.38 per diluted share, in gain on sale of real estate for the year ended December 31, 2002.

- For the quarter and year ended December 31, 2003, net income per share and FFO per share results were temporarily diluted due to the issuance of shares of Essex's common stock in October 2003. This dilution was mitigated by the investment of the proceeds from the common stock issuance in multifamily communities during the fourth quarter of 2003 and the first quarter of 2004.

FFO is a supplemental financial measurement defined by the National Association of Real Estate Investment Trusts (NAREIT) to measure and compare operating performance. A reconciliation of FFO to net income (the most directly comparable measure in accordance with the generally accepted accounting principles) is included in the financial data accompanying this press release. For a more comprehensive definition of FFO please refer to the last page of this press release.

The Company's financial results are summarized as follows:

	Quarter Ended December 31,			Year Ended December 31,		
	2003	2002	Percent Change	2003	2002	Percent Change
	(Dollar in thousands, except per share amounts)					
Revenues	$ 58,771	$ 50,934	15.4%	$ 234,450	$200,122	17.2%
Net Income	$ 7,806	$ 9,605	-18.7%	$ 37,947	$ 52,874	-28.2%
Funds From Operations (FFO)	$ 24,362	$ 22,980	6.0%	$ 100,465	$ 94,588	6.2%
Per Diluted Share:						
Net Income Per Share	$ 0.29	$ 0.51	-43.1%	$ 1.70	$ 2.82	-39.7%
FFO Per Share	$ 0.97	$ 1.09	-11.0%	$ 4.20	$ 4.50	-6.7%

PORTFOLIO COMPOSITION

The following table compares Essex's regional concentrations for its multifamily portfolio as of December 31, 2003 and December 31, 2002.

	As of December 31, 2003		As of December 31, 2002	
	Number of Apartment Homes	*%*	*Number of Apartment Homes*	*%*
Southern California	14,943	58	13,654	58
San Francisco Bay Area	4,605	18	4,023	17
Seattle Metro. Area	4,515	17	4,073	17
Portland Metro. Area	1,371	5	1,371	6
Other	578	2	578	2
Total	**26,012**	**100**	**23,699**	**100**

PROPERTY OPERATIONS

The following operating results omit properties in development or lease-up, properties owned less than a year, and properties that are accounted for under the equity method of accounting.

A breakdown of the same-property net operating income results relative to the prior comparative period for Essex's multifamily properties is as follows:

	Quarter Ended December 31, 2003			Year Ended December 31, 2003		
	Revenues	Operating Expenses	Net Operating Income	Revenues	Operating Expenses	Net Operating Income
Southern California	4.4%	-3.6%	8.0%	4.8%	1.4%	6.3%
San Francisco Bay Area	-9.2%	4.9%	-14.9%	-9.4%	6.9%	-15.1%
Pacific Northwest	-0.8%	2.5%	-2.6%	-3.0%	2.7%	-5.8%
Same-Property Average	**-1.3%**	**0.7%**	**-2.2%**	**-1.9%**	**3.4%**	**-4.1%**

A breakdown of the same-property financial occupancies for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	12/31/2003	9/30/2003	12/31/2002
Southern California	97.2%	97.0%	96.0%
San Francisco Bay Area	96.3%	95.6%	96.5%
Pacific Northwest	96.0%	94.8%	93.8%
Same-Property Average	**96.6%**	**96.0%**	**95.6%**

A breakdown of same-property concessions for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	(in thousands)		
	12/31/2003	9/30/2003	12/31/2002
Southern California	$ 81.7	$ 203.3	$ 146.3
San Francisco Bay Area	340.9	487.4	198.4
Pacific Northwest	317.9	508.3	323.2
Same-Property Average	**$ 740.5**	**$ 1,199.0**	**$ 667.9**

On a sequential basis, total concessions, for the Company's consolidated portfolio, decreased to $915,000 for the quarter ended December 31, 2003, compared to $1,321,300 for the quarter ended September 30, 2003. Total concessions for the quarter ended December 31, 2002 were $741,600. Please refer to the Company's supplemental package for details on average concessions per turn.

The following is the sequential percentage change in same-property revenues for the quarter ended December 31, 2003 versus the quarter ended September 30, 2003:

	Revenues
Southern California	2.0%
San Francisco Bay Area	-0.2%
Pacific Northwest	1.3%
All Same-Property	**1.1%**

ACQUISITIONS

On October 9, 2003, the Company acquired two multifamily communities comprising 442 apartment homes in the Seattle, Washington metropolitan area for an aggregate purchase price of $41.7 million. The properties acquired were: *Canyon Pointe*, a 250-unit multifamily property located in Bothell, Washington; and *Forest View*, a 192-unit multifamily property located in Renton, Washington. Neither property was encumbered with debt.

On October 23, 2003, the Company acquired *Walnut Heights Apartments*, a 163-unit multifamily community located in the City of Walnut, California, for a contract price of approximately $24.3 million. There was no existing debt on the property.

DEVELOPMENT

As of December 31, 2003, the Company had ownership interests in development communities, which have a combined estimated construction cost of approximately $70.3 million. This amount excludes development projects owned by the Essex Apartment Value Fund, L.P. that are described later in this press release.

The Company does not expect to start any new development projects in 2004. Additional information on the Company's current development projects can be found in the accompanying supplemental package on the "Development Communities" page.

REDEVELOPMENT

The Company defines redevelopment communities as existing properties owned or recently acquired which have been targeted for further improvement with the expectation of increased financial returns. Redevelopment communities typically have apartment units that are not available for rent and, as a result, may have less than stabilized operations.

- *Hillcrest Park* – The second phase of redevelopment continues on the Company's 608-unit apartment community located in Newbury Park, California. During the quarter, renovations on two of the recreation buildings were completed. A planning approval application was submitted on the third phase, which proposes the construction of 60 new units.

FINANCING ACTIVITIES

On October 6, 2003, the Company sold 1.6 million newly issued shares of common stock at a price of $60.67 per share, representing a 3.25 percent discount to the closing price on September 30, 2003, the date of the agreement between the Company and the underwriter. Subsequent to the offering, the proceeds generated from the sale were used to acquire multifamily communities located in the Company's targeted West Coast markets.

On October 14, 2003, the Company issued a notice of redemption to the holders of its 9.125 percent Series C Cumulative Redeemable Preferred Units. Pursuant to the provisions of the Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., the Company redeemed all outstanding Series C Preferred Units on November 24, 2003.

On October 15, 2003, the Company obtained four mortgage loans aggregating $42.4 million. As of January 31, 2004, the loans were converted from a variable rate to a 5.65% fixed rate through February 2012. The loans mature in February 2013.

On December 18, 2003, the Company obtained a 5-year, $90 million credit facility from Freddie Mac, secured by four of Essex's multifamily communities. The aggregate maximum principal amount of the facility is $90 million, increasing to $100 million on July 1, 2004. The Company borrowed $80.6 million under this facility, comprised of two tranches as follows: $41 million, locked for 60 days at a base rate of 1.586% (55 basis points over Freddie Mac Reference Rate) and $39.6 million locked for 180 days at a base rate of 1.695% (59 basis points over Freddie Mac Reference Rate). This credit facility has a lower cost of borrowing as compared to the Company's unsecured credit facility.

In January 2004, the Company restructured its previously issued $50 million, 9.30% Series D Cumulative Redeemable Preferred Units ("Series D Units"), and its previously issued $80 million, 7.875% Series B Cumulative Redeemable Preferred Units ("Series B Units"). The existing distribution rate of 9.30% of the Series D Units will continue until July 27, 2004 – the end of the current non-call period. On July 28, 2004, the distribution rate on the Series D Units will be reduced to 7.875%. The date that the Series D Units can first be redeemed at the Company's option will be extended by six years to July 28, 2010. The dates that the Series B Units can first be redeemed at the Company's option will be extended from February 6, 2003 to December 31, 2009.

ESSEX APARTMENT VALUE FUND, L.P.

In July 2001, Essex and several institutional partners formed the Essex Apartment Value Fund ("Fund I") to broaden the Company's capital alternatives. Fund I, along with other co-investment activities, provide increased financial flexibility to acquire, develop and redevelop apartment properties in the Company's targeted West Coast markets.

FUND I

Fund I has acquired and committed to develop multifamily properties valued at $640 million (including the cost of completing development and redevelopment projects) and is now considered fully invested. The portfolio is concentrated in Southern California, and is comprised of 15 multifamily communities aggregating 4,396 apartment homes and 3 development communities totaling 612 apartment homes.

During the fourth quarter, Fund I continued redevelopment of *Rosebeach Apartments*, a 174-unit apartment community located in La Mirada, California. Approximately 88% of the renovated units have been leased. Improvements continue on the property's exteriors and landscaping initiatives began in the first quarter of 2004.

On December 18, 2003, Fund I obtained construction loans for the development of two of its communities in the committed principal amount of $66 million, with a variable interest rate of LIBOR plus 2 percent. These loans mature in January 2007, with options to extend the maturity for up to two years thereafter.

On December 4, 2003, Fund I reduced its existing unsecured credit facility from $50 million to $30 million. All other material terms remain the same for this facility.

FUND II

The Company is in the process of forming a second Essex Apartment Value Fund ("Fund II"), which is expected to be similar to Fund I in size and structure. Essex anticipates an initial closing of Fund II during the second quarter of 2004.

OTHER COMPANY INFORMATION

Essex's total market capitalization at December 31, 2003 was approximately $2.7 billion. The Company's mortgage notes payable had an average maturity of 8.5 years and an average interest rate of 6.4 percent. As of December 31, 2003, the Company's debt-to-total-market-capitalization ratio was 31.2 percent.

For the year ending December 31, 2004, the Company estimates that its FFO per diluted share will range from $4.19 - $4.29. This guidance takes into account the impact of several assumptions, many of which were previously described in a separate press release dated December 15, 2003.

During the quarter, the Company entered into lease and purchase option agreements with unrelated third parties related to its five recreational vehicle parks that are comprised of 1,717 spaces, and two manufactured housing communities that contain 607 sites. Based on the agreements, the unrelated third parties have an option to purchase the assets in approximately four years for approximately $42 million – a 5% premium to the gross book value of the assets. Under the lease agreements Essex will receive a fixed monthly lease payment in addition to a non-refundable upfront payment that will be amortized over approximately five years (the life of the lease). These new lease and purchase option agreement are not expected to have a material impact on the net operating income currently generated by these assets.

CONFERENCE CALL WITH MANAGEMENT

The Company will host an earnings conference call with management, which is scheduled for Thursday, February 5, 2004, at 11:00 a.m. PST – 2:00 p.m. EST. The call will be broadcast live via the Internet at www.essexpropertytrust.com, and accessible via phone by dialing (800) 231-9012 – a passcode is not required. A replay of the call is also available via the Internet for two weeks following the live call, and can be accessed through the company's website at www.essexpropertytrust.com. A digital replay is also available at (888) 203-1112 – password 591670. If you are unable to access the information via the Company's Web site, please contact the Investor Relations department at investors@essexpropertytrust.com or by calling (650) 494-3700.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 123 multifamily properties (26,219 units), and has 1,056 units in various stages of development.

Funds from Operations
Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding 2004 FFO per share estimates, our portfolio allocations, anticipated timing of completion and stabilization of property developments and redevelopments, the Company's projected development projects in 2004, future leasing activities, anticipated closing of Fund II, the financial impact of the lease and purchase agreements with respect to the Company's recreational vehicle parks and manufactured housing communities, future construction costs, and estimated values of properties. The Company's actual results may differ materially from those projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, changes in economic conditions, unexpected delays in the development and stabilization of development and redevelopment projects, unexpected difficulties in leasing of development and redevelopment projects, total costs of renovation and development investments exceeding our projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC). All forward-looking statements are made as of today, and the Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-K for the year ended December 31, 2002.

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